Exhibit 4.3 Service Agreement of Nicholas Salmon

THIS DEED is made this 14th day of June 2004

BETWEEN

(1)	COOKSON GROUP plc whose registered office is at 265 Strand, London WC2R 1DB, hereinafter called “the Company” (which expression shall include successors and assigns of the Company unless the context requires otherwise) of the one part; and

(2)	Nicholas R. Salmon of Oakridge Farm, West Wycombe, Buckinghamshire, HP14 3AZ (hereinafter called “the Employee”) of the other part.

WHEREAS the Company wishes to obtain and the Employee wishes to render his services upon the terms and conditions hereinafter contained and the Employee warrants that he will not be in breach of any obligation owed to a third party by entering into this Agreement,

NOW IT IS HEREBY AGREED AND DECLARED as follows:-

1.	DEFINITIONS

For the purposes of this Agreement:-

(a)	The expression “Associated Company” means (i) any company which is a subsidiary of the Company or a subsidiary of such subsidiary or (ii) a company having an ordinary share capital of which not less than 20 per cent. is owned directly or indirectly by the Company (applying the provisions of Section 838 of the Income and Corporation Taxes Act 1988 in the determination of ownership) or (iii) a holding company of the Company or a subsidiary of any such holding company.

(b)	The expressions “subsidiary” and “holding company” have the meanings ascribed thereto in Section 736 of the Companies Act 1985 as amended by the Companies Act 1989.

(c)	The expression “the Company” shall unless the context otherwise requires include any person acting on behalf of the Company within his proper authority.

2.	EFFECTIVE DATE AND CONTINUOUS EMPLOYMENT

(a)	This Agreement shall take effect on the date of signature by the Company and the Employee.

(b)	The Employee’s period of continuous employment shall commence on 19 July 2004.

3.	DUTIES

(a)	The Employee is appointed to act as Chief Executive Officer of the Company and in such other capacity with the Company or any other Associated Company as the Company may reasonably require from time to time and which is consistent with his position. The Employee may be required in pursuance of his duties hereunder to perform services not only for the Company but also for any of its Associated Companies without further remuneration.

(b)	The Board of Directors of the Company will appoint the Employee as a Director of the Company with effect from 19 July and the Director shall hold such office until the next Annual General Meeting, when he will be eligible for election to the Board in accordance with the Articles of Association of the Company, as from time to time amended. For the avoidance of doubt, such office shall be held without further remuneration.

(c)	The Employee acknowledges that as a Director of the Company he will as part of his duties be expected to take part in the overall management of the Company and its Associated Companies.

(d)	The Employee will be based at 265 Strand, London or at such other location within the Greater London area as the Company shall determine from time to time as its head office, or at such other location as the Company may require (which location shall be one which in the Company’s reasonable opinion is within reasonable travelling distance of the Employee’s home address at the time of the change).

4.	REMUNERATION

(a)	Subject to Clause 4(b), the Employee shall be paid by the Company in respect of his duties performed under this Agreement a salary of £450,000 per annum (“Base Salary”) payable in arrears net of required statutory deductions and in twelve equal monthly instalments, except for payments in respect of any initial or final periods of less than one month, which shall be pro-rated. The Employee’s Base Salary shall be reviewed and, at the Company’s sole and absolute discretion, increased by the Remuneration Committee or such other body approved by the Board of Directors of the Company.

(b)	In the event that the Employee by reason of his sickness or injury is absent from work and unable to perform his duties under this Agreement:

(i)	for any period of more than two weeks, the Company, following advance consultation with the Employee, may make alternative arrangements for the Employee’s essential duties to be performed pending his return; and

(ii)	subject to Clause 4(b)(iv) and subject to prompt provision by the Employee of medical evidence acceptable to the Company establishing such inability and to compliance with all policies issued by the Company in relation to sick pay, the Company shall pay him his Base Salary at the full rate and provide all benefits under Clause 4(c) and pension contributions under Clause 9 for up to a total of twenty-six weeks (one hundred and thirty working days) in any fifty-two week period, provided that the Company shall be entitled to deduct from the remuneration of the Employee an amount equal to any income benefit which the Employee is entitled to claim by reason of his illness or incapacity under the National Insurance Scheme for the time being in force; and

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(iii)	if such absence and inability to work continues for more than a total of twenty-six weeks in any fifty-two week period, all entitlement to Base Salary and to benefits under Clause 4(c) and pension contributions under Clause 9 shall cease; and

(iv)	the Company shall have the right at any time within thirteen weeks after the expiry of the last of the twenty-six weeks on written notice to the Employee, and on payment to him of six months’ Base Salary, six months’ pension contributions under Clause 9 and the cost to the Company of six months’ benefits under Clause 4(c), net of required statutory deductions, to determine his service forthwith.

(c)	Subject to Clause 4(b), during the continuance of the employment under this Agreement, the Employee shall be entitled to the following additional benefits:-

(i)	The Employee shall be provided with a car or a cash car allowance, in accordance with the Company’s policies and procedures from time to time.

(ii)	The Company shall provide the Employee, his spouse and dependent children with private medical cover at the rate for employees of his status in accordance with the Company’s policy regarding such insurance and the rules of the relevant scheme from time to time.

(iii)	The Company shall provide life assurance cover equal to four times the Employee’s Base Salary.

(iv)	The Company shall invite the Employee to participate in such Cookson Group performance incentive schemes, if any, as may from time to time be offered by the Board of Directors of the Company. The Company currently operates an Annual Incentive Remuneration scheme (with the expectation that, based upon the assessment of the Remuneration Committee of the Board of Directors of the Company in its discretion, up to 100% of Base Salary may be earned thereunder) and a Long Term Incentive Plan. In respect of service during 2004, the Company shall pay the Employee, by way of Annual Incentive Remuneration, a minimum of 50% of the Base Salary paid to the Employee during his period of service in 2004, unless the Employee gives notice before 31 December 2004, in which case no Annual Incentive Remuneration shall be payable. In the event of termination by either party and/or long term absence of the Employee any entitlement to benefit under the schemes will otherwise be determined in accordance with the rules of the respective schemes (if any). The Company may vary, suspend or discontinue any performance incentive schemes at any time.

5.	SUMS RECEIVABLE

It is the intention of the parties that unless otherwise agreed by the Company the remuneration provided to the Employee under Clause 4 hereof shall be the total remuneration of the Employee for his service under this Agreement whether provided to the Company or any Associated Company. Any other sums (whether Director’s fees or otherwise howsoever) receivable or received by the Employee in connection with, or as a result of, the performance of his duties hereunder shall, unless otherwise agreed by the Company, belong to the Company, and the Employee shall disclose and account for the same to the Company.

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6.	EXPENSES

(a)	In the event of a change at the request of the Company in the Employee’s place of employment which the Company agrees (such agreement not to be unreasonably withheld) necessitates a change in his place of residence, either temporary or permanent, the Company shall, in accordance with the Company’s relocation policy, repay to the Employee such reasonable removal expenses and reasonable additional housing and living expenses as the Employee shows, to the satisfaction of the Company, to have been incurred by him by reason of the change except insofar as such expenses were taken into account in determining the Employee’s remuneration at the new place of employment.

(b)	There shall be paid or refunded to the Employee by the Company all reasonable duly authorised out-of-pocket expenses properly incurred by him in the performance of his duties under this Agreement, provided they have been incurred, and documented, in accordance with the Company’s policies and procedures as amended from time to time.

7.	THE EMPLOYEE’S ACTIVITIES

(a)	The Employee shall perform the duties of his office for the time being and exercise such powers as may from time to time be assigned to or vested in him faithfully, diligently and loyally, devoting thereto the whole of his time, attention and skill to the extent necessary for the due performance of his duties hereunder, and shall obey the reasonable and lawful directions of the Company acting through its duly authorised representatives.

(b)	The Employee shall comply with the Company’s rules, regulations, policies and procedures from time to time in force, and with the Memorandum and Articles of Association of the Company as amended from time to time.

(c)	The Employee shall work such hours as may from time to time reasonably be required from him to carry out his duties to the satisfaction of the Company and shall not be entitled to receive any additional remuneration for work outside normal business hours.

(d)	The Employee shall make such visits both within and outside the United Kingdom and by such means as he may reasonably be required by the Company to undertake from time to time for the proper fulfilment of his duties.

(e)	The Employee shall use his best endeavours to promote, maintain and extend the interests and reputation of the Company and its Associated Companies.

(f)	The Employee shall not at any time during his employment hereunder without the written consent of the Company (which shall not be unreasonably withheld) either directly or indirectly assist or engage or be interested in:-

(i)	any business other than that of the Company and its Associated Companies in any capacity whatsoever;

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(ii)	any other occupation or activity whatsoever which the Company may reasonably expect to hinder or interfere with the performance by the Employee of, or conflict with, his duties under this Agreement.

Where such consent has been given any sums received or receivable by the Employee in connection with or as a result of such activities or interests shall, be disclosed by the Employee to the Company.

The Employee shall, however, be permitted to hold shares, stock or debentures (“securities”) quoted on a recognised stock exchange or in a company not carrying on business in competition with the Company or any Associated Company (provided that in either case the holding of securities does not exceed five per cent of the relevant class of security) and he shall not be required to account to the Company in respect of sums derived from such holdings.

(g)	The Employee shall keep the Company fully informed of his conduct of the business, finances and affairs of the Company and its Associated Companies in a prompt and timely manner.

(h)	The Employee shall comply with all rules and regulations (as amended from time to time) of all regulatory authorities and bodies relevant to his employment and/or the Company and its Associated Companies.

(i)	The Employee shall promptly disclose to the Company full details of any wrongdoing by any employee (including himself or any agent of the Company or its Associated Companies) where that wrongdoing is illegal or material to the interests of reputation of the Company or any of its Associated Companies.

8.	HOLIDAYS

The Employee shall be entitled to 25 days holiday a year subject to the conditions laid down from time to time by the Company for employees with the same status. The Company’s holiday year runs from 1 January to 31 December. Where the Employee is unable by reason of work commitments to take all his holiday in any holiday year the Company will consider with him the extent to which unused days may be carried to the next holiday year, but no such holiday may be carried forward unless so agreed by the Company. The Employee shall in addition be entitled to such Bank or public holidays as shall from time to time be declared in the United Kingdom and recognised by the Company. Subject to the Company’s right to require the Employee to take any accrued but untaken holiday during any period of notice, accrued but untaken holiday will otherwise be paid in lieu upon termination, calculated at a daily rate of 1/260th of Base Salary (at the date of termination). On termination of the employment, if the Employee has exceeded his accrued holiday entitlement, the value of the excess may be deducted by the Company from any sums due to the Employee.

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9.	PENSION

(a)	The Company agrees to pay pension contributions equal to the lesser of:

(i)	25% per annum of the Employee’s Base Salary, or

(ii)	the maximum that may be permitted from time to time by the Inland Revenue into an Inland Revenue approved pension plan nominated by the Employee to the Company in writing within 28 days of the date of this Agreement. Such contributions shall be paid by twelve calendar monthly instalments on or about the same time as the Employee is paid his Base Salary. The Employee may not nominate an alternative pension plan to that nominated above without the prior written consent of the Company.

(b)	If the amount in Clause 9(a)(i) above is greater than the amount in Clause 9(a)(ii) above, the difference shall be paid to an alternative unapproved pension arrangement established by or in respect of the Employee on the instalment dates above as additional pension contributions, net of required statutory deductions, unless the Company and the Employee agree that such additional pension contributions should be paid direct to him on such dates, net of required statutory deductions.

(c)	By no later than 5 April 2006 the Employee shall inform the Company in writing of the steps (if any) that the Employee has taken to protect his accrued rights to all benefits in all Inland Revenue approved pension plans of which he is or has been a member. If such steps require the Company to reduce or stop altogether the contributions referred to in Clause 9(a) above, the amount of the reduction shall instead be payable pursuant to Clause 9(b) above.

10.	CONFIDENTIAL INFORMATION

(a)	It is to be expected that the Employee will as a result of his employment with the Company acquire information as to trade or industrial secrets and other confidential information relating not only to the Company and its customers and suppliers but also to its Associated Companies and their customers and suppliers. The Employee hereby undertakes that he will not during his employment hereunder otherwise than in the course of properly performing his duties under this Agreement or with the consent of the Company or as required by law utilise, divulge or communicate to any person either directly or indirectly:-

(i)	any of the trade or industrial secrets or other confidential information of any kind whatsoever of the Company or of its Associated Companies which he may acquire in the course of his service of the Company or any Associated Company provided always that this restriction shall cease to apply to any such knowledge or information upon the same becoming public otherwise than as a result of breach of this Clause;

(ii)	any trade or industrial secrets or other confidential information of any kind whatsoever of any customer or supplier of the Company, or of the customers or suppliers of any Associated Company which he may acquire in the course

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of his service of the Company or of any Associated Company. Where the Employee acquires confidential information relating to an Associated Company or their customers or suppliers he shall on request give an undertaking in similar terms to that contained in this Clause direct to the Associated Company.

The obligations set out in this Clause 10(a) shall continue to apply after the termination of the Employee’s employment hereunder (howsoever occasioned) but shall cease to apply to information which may come into the public domain otherwise than through unauthorised disclosure by the Employee or a third party.

(b)	The Employee will use his best endeavours to prevent the unauthorised use or disclosure of any trade or industrial secrets or other confidential information by any other officer, employee, worker or agent of the Company and will be under an obligation promptly and fully to report to the Company any unauthorised use or disclosure which comes to his knowledge.

(c)	It is often required in “know-how” agreements for the person supplying the “know-how” to require that the recipient’s employees execute written undertakings to preserve the secrecy of any information supplied. The Employee shall, at the request of the Company, execute any instruments relating to the trade or industrial secrets or other confidential information of third persons which the Company or any Associated Company is obliged to have executed by its employees.

11.	INTELLECTUAL PROPERTY RIGHTS

(a)	In the event that the Employee (whether alone or with others) shall make at any time during the period of his employment an invention, (whether or not patentable) within the meaning of the Patents Act 1977 (hereinafter called “Invention”) relating to, or capable of being used in, the business of the Company or that of its Associated Companies, he shall promptly disclose to the Company full details thereof to enable the Company to assess the Invention and to determine whether under the applicable law the Invention is the property of the Company.

(b)	If any Invention belongs to the Company or any Associated Company the Employee shall hold it on trust for the Company and shall at the request and expense of the Company do all things necessary to vest all right, title and interest in any such Invention in the Company or its nominee absolutely as legal and beneficial owner and to secure patent or other appropriate forms of protection therefore in any part of the world.

(c)	If the Employee (whether alone or with others) shall create or make at any time during the period of his employment any discovery, design or other work (whether registerable or not and whether or not a copyright work), which is not an Invention made or created by the Employee and wholly unconnected with his employment hereunder (hereinafter called “Works”), the Employee shall forthwith disclose to the Company full details thereof and shall consider himself as a trustee for the Company in relation to all such Works. The Employee shall at the request and expense of the Company execute all instruments and do all things necessary to vest all right, title and interest in and to any such Works in the Company or its nominee absolutely as legal and beneficial owner.

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(d)	In consideration of the Company entering into this Agreement the Employee hereby assigns to the Company by way of assignment of future copyright the copyright, design and other proprietary rights if any for the full term thereof throughout the world in respect of all copyright works created or made by the Employee during the period of his employment hereunder (except only those copyright works created or made by the Employee and wholly unconnected with his employment hereunder).

(e)	The Employee shall not except as provided in this Clause or as may be necessary in the course of his employment disclose or make use of any Invention or Work which belongs to the Company or any Associated Company.

(f)	The Employee shall give notice in writing to the Company promptly on becoming aware of any infringement or suspected infringement of any intellectual property right in any Invention or Work and shall not otherwise do or fail to do any act the consequences of which act or failure would or might prejudice the rights of the Company under this Clause.

(g)	Rights and obligations under this Clause shall continue in force after the termination of this Agreement in respect of Inventions and Works and shall be binding upon the personal representatives of the Employee.

12.	TERMINATION

(a)	Unless terminated under Clause 12(f), this Agreement shall remain in force until determined by the first to occur of the following events:-

(i)	the Employee reaching the age of 60 and not being requested to continue working by the Company;

(ii)	the expiry of not less than 6 months’ notice in writing given by the Employee to the Company at any time;

(iii)	the expiry of 12 months’ notice in writing given by the Company to the Employee at any time; or

(iv)	the Company exercising its rights under Clause 4(b)(iv).

(b)	Where the Company gives notice pursuant to Clause 12(a)(iii) above or the Employee gives notice at any time pursuant to Clause 12(a)(ii) above:-

(i)	the Company has the option at its absolute discretion of giving written notice that it will make a payment in lieu of part or all of the required period of notice and the employment shall terminate on the date of receipt of such notice by the Employee (the “date of early termination”); and

(ii)	the payment will be calculated by aggregating:-

(1).	Base Salary (at the rate last set before the date of early termination) for the duration of the remaining notice period (the “Foregone Notice Period”);

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(2).	Pension contributions which would have been payable during the Foregone Notice Period; and

(3).	the amount it would cost the Company to provide for the Foregone Notice Period any benefits which at the date of early termination are provided under Clause 4(c) of this Agreement or are otherwise at that date customarily provided to the Employee but excluding from this any value attributable to potential participation during the Foregone Notice Period in any performance incentive schemes then being operated by the Company;

(c)	Where the Company exercises its option under Clause 12(b)(i):-

(i)	the Company will also pay, on the normal payment date for Annual Incentive Remuneration, a pro rata sum (if any is earned and accrued under any scheme which may then be in operation) in respect of any Annual Incentive Remuneration for that year calculated by reference to the period of service in the year of termination of employment until the date of early termination; and

(ii)	half the payment calculated under Clause 12(b)(ii) above shall be paid in a lump sum, net of required statutory deductions, within 30 days of the date of early termination; and

(iii)	the remaining sum calculated under Clause 12(b)(ii) will be paid in equal monthly instalments, net of required statutory deductions, commencing in the Company payroll period after the month in which the midpoint of the Foregone Notice Period falls, for the remainder of the Foregone Notice Period. If the Employee has commenced alternative employment or paid occupation before the payroll date in any month in which such a payment would otherwise be made, no further monthly instalments shall be payable if the new gross base salary or fees per annum from such employment or paid occupation is the same as or more than the Base Salary, and any lesser new gross base salary or fees earned by the Employee in that month shall be deducted from the gross monthly instalment. The Employee shall notify the Board of Directors of the Company promptly upon obtaining such employment or paid occupation, which notice shall include the Employee’s start date and gross monthly base salary or fees. The Company undertakes for itself and its Directors to keep the gross monthly base salary or fees confidential.

(d)	Where the Company gives notice pursuant to Clause 12(a)(iii) the Company shall provide the Employee with an executive outplacement counselling programme through an outplacement services firm designated by the Company for a reasonable period following the date of early termination at no fee to the Employee.

(e)	It is a pre-condition of any payments under Clauses 12(b), 12(c) and 12(d) that the Employee shall have entered into such further agreements as the Company may require for the sole purpose of compromising or settling any then existing or potential claims based on matters of which the Employee is then aware by the Employee against the Company or any Associated Company or any of its or their

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officers and/or employees arising out of the employment relationship or its termination. Such agreements will exclude personal injury claims of which the Employee is aware at that time or claims in relation to accrued pension.

(f)	If the Employee shall be guilty of any serious breach, or continues after due warning to commit any material breach of his obligations under this Agreement, or shall become bankrupt or have compounded with his creditors generally or commit any act or be convicted of any offence or do anything which in the reasonable opinion of the Company is seriously prejudicial or likely to be seriously prejudicial to the good name or reputation of the Company or any Associated Company, the Company shall have the right to terminate this Agreement and the Employee’s employment hereunder by summary notice and the Employee shall have no right to payment of Base Salary or benefits under Clause 4(c) or pension contributions under Clause 9 after the termination date.

13.	EVENTS ON TERMINATION

(a)	Upon termination or expiry of his employment under this Agreement howsoever occasioned or upon the written request of the Board of Directors at any time following the giving of notice by the Company or the Employee, the Employee shall:-

(i)	return to the Company all property belonging to the Company or any Associated Company which he may have in his possession or control including, but without prejudice to the generality of the foregoing, all notebooks, writings, records, computers and computer records whatsoever including any copies of the same; and,

(ii)	resign without claim for compensation from any office as a Director of the Company and from any other offices held by him in any Associated Company and from any trusteeships of pension schemes or other entities Associated with the Company or any Associated Company, and should he fail to do so the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign any documents and do any things necessary or requisite to give effect thereto.

(b)	At any time after notice to terminate the employment is given by either party under Clause 12 above the Company may in its absolute discretion for the notice period or for such shorter period as the Company may in its absolute discretion decide (the “Garden Leave Period”):

(i)	assign different duties or particular projects to the Employee; or

(ii)	cease to provide any work for the Employee; or

(iii)	prohibit the Employee from entering or attending the premises of the Company or any Associated Company; or

(iv)	prohibit the Employee from contacting or having any communication with any customer of the Company or any Associated Company in relation to the business of the Company or any Associated Company; or

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(v)	prohibit the Employee from contacting or having any communication with any employee, officer, director, agent or consultant of the Company or any Associated Company in relation to the business of the Company or any Associated Company; or

(vi)	prohibit the Employee from remaining or becoming involved in any aspect of the business of the Company or any Associated Company except as required by such companies; or

(vii)	require the Employee to take any outstanding holiday entitlement due to him.

(c)	During the Garden Leave Period, the Employee continues to be bound by the express and implied terms of this Agreement.

(d)	For the avoidance of doubt, it is agreed that during the Garden Leave Period the Employee may not without advance written consent of the Company undertake any work for another person, firm or company that competes with the Company or any Associated Company.

(e)	During the Garden Leave Period the Employee will be entitled to receive his salary and all contractual benefits in accordance with the terms of this Agreement, save that no performance incentive remuneration will accrue.

14.	NON-COMPETITION

(a)	Since the Employee is likely to obtain in the course of his employment confidential information and personal knowledge of and influence over customers or suppliers of the Company or any other Associated Company the Employee hereby agrees with the Company that in addition to the other terms of this Agreement and without prejudice to other restrictions imposed upon him by law, the Employee covenants that:-

(i)	he will not during the period of 12 months from the date on which his employment terminates (less any Garden Leave Period) canvass or solicit or endeavour to canvass or solicit (whether on his own account or for any other person, firm or organisation) in competition with the Company or any other Associated Company the custom of any person, firm or company who at any time during the last 12 months of his service with the Company was a customer or supplier of, or in the habit of dealing with, the Company or any other Associated Company and with whom or which the Employee shall have been personally concerned to a material extent;

(ii)	he will not during the period of 12 months from the date on which his employment terminates (less any Garden Leave Period) either on his own behalf or for any other person, firm or organisation solicit or endeavour to entice away from the Company or any other Associated Company any person who was to his knowledge at any time during the last 12 months of his service with the Company an employee of the Company or any Associated Company who reported directly to him (a “direct report employee”) or an employee who reported directly to a direct report employee, or a director, officer, agent, consultant or associate of the

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Company or any Associated Company. For the avoidance of doubt, the Company shall provide to the Employee in writing upon termination a list of names of covered direct report employees and those who report directly to them.

(iii)	he will not during the period of 9 months from the date on which his employment terminates (less any Garden Leave Period) be employed or engaged in any capacity by any company or entity in competition with the Company or its Associated Companies. For the avoidance of doubt, the Company shall provide to the Employee in writing upon termination a list of names of such competitors.

(b)	While the restrictions imposed in this Clause are considered by the parties to be reasonable in all the circumstances it is agreed that if any one or more of such restrictions shall either taken by itself or themselves together be adjudged to go beyond what is reasonable in all the circumstances for the protection of the Company’s or any Associated Company’s legitimate interest but would be adjudged reasonable if any particular restriction or restrictions were deleted or if any part or parts of the wording thereof were deleted, restricted or limited in a particular manner then the said restrictions shall apply with such deletions, restrictions or limitations as the case may be.

(c)	Each of the paragraphs contained in this clause constitute an entirely separate and independent covenant. If any covenant is found to be invalid this will not affect the validity or enforceability of any of the other covenants.

(d)	Following the termination of employment hereunder the Employee will not represent himself as being in any way connected with the business of the Company or of any Associated Company (except to the extent agreed by the Company or any Associated Company).

(e)	Any benefit given or deemed to be given by the Employee to any Associated Company under the terms of this Clause is received and held on trust by the Company for the relevant company. The Employee will enter into appropriate protective covenants directly with other Associated Companies is asked to do so by the Company.

15.	DISCIPLINARY AND GRIEVANCE PROCEDURES

Any disciplinary or grievance matters will be conducted by the Board of Directors of the Company or its designee, in accordance with the principles of the ACAS Code of Practice on Disciplinary and Grievance Procedures and any relevant legislation. If the Board of Directors of the Company believes that it may be entitled to initiate disciplinary proceedings concerning the Employee or otherwise to investigate this conduct, it will be entitled to suspend the Employee on full pay for so long as it thinks fit.

16.	DEDUCTIONS

The Employee authorises the Company to deduct from his Base Salary and to set off against any monies due to him any sum due to the Company from the Employee.

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17.	DATA PROTECTION

The Employee agrees that personal data (other than sensitive personal data) as defined in the Data Protection Act 1998, relating to him and to the employment hereunder may to the extent that it is reasonably necessary in connection with the employment hereunder or the business of the Company:

(a)	be collected and held (in hard copy and computer readable form) and processed by the Company; and

(i)	to other directors and employees of the Company;

(ii)	to any other member of an Associated Company and their employees;

(iii)	to any other persons as may be reasonably necessary; or

(iv)	as otherwise required or permitted by law.

The Employee agrees that the Company may process sensitive personal data relating to him including medical details and details of gender, race and ethnic origin. The Employee agrees that the Company may disclose or transfer such sensitive personal data to other persons if it is required or permitted by law to do so, including persons outside the European Economic Area.

18.	MISCELLANEOUS

(a)	Notice may be given by either party by registered or recorded-delivery letter addressed to the other party at, in the case of the Company, its registered office for the time being and marked for the attention of the Company Secretary and in the case of the Employee his last address known to the Company. Actual notice is necessary under Clause 12, but shall otherwise be deemed to have been duly served upon the party to whom it is addressed upon its delivery at that address.

(b)	The expiration or determination of this Agreement howsoever arising shall not operate to affect such of the provisions hereof as in accordance with their terms are expressed to operate or have effect thereafter.

(c)	References in this Agreement to the masculine gender shall where appropriate be deemed also to include the feminine gender.

(d)	References in this Agreement to an Act of Parliament shall be deemed to include any statutory modification or re-enactment whenever made.

(e)	No collective agreements apply to this employment.

(f)	This Agreement contains the entire agreement and understanding between the Employee and the Company with respect to his employment (except for those terms which cannot be excluded by the agreement of the parties), and no representations, promises, agreement or understanding, written or oral, not contained in this Agreement shall be of any force or effect (unless made inadvertently). No change or modification of this Agreement shall be valid or binding unless it is in writing and signed by the party intended to be bound. No waiver of any provision of this

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agreement shall be valid unless it is in writing and signed by the party against whom the waiver is sought to be enforced. No valid waiver of any provision of this Agreement at any time shall be deemed a waiver of any other provision of this Agreement. The Company’s failure at any time to require the Employee’s performance of any of the provisions of this Agreement shall in no way affect the Company’s right to enforce any such provisions.

(g)	A person other than an Associated Company who is not a party to this Agreement (including the Employee’s spouse or children) has no right (whether under the Contracts (Rights of Third Parties) Act 1999 or otherwise) to enforce any term of this Agreement.

(h)	This Agreement is to be governed by and construed in accordance with English law and subject to the exclusive jurisdiction of the English Courts.

IN WITNESS whereof the Employee has executed and delivered this document as a deed and the Company has signed on the date first above written.

Signed as a deed by	)	/s/ Nicholas Salmon
NICHOLAS R. SALMON	)
in the presence of:	)

Witness signature:		/s/ Deirdre Salmon
Witness name:		MRS DEIRDRE SALMON
Witness address:		OAKRIDGE FARM BULLOCKS FARM LANE WEST WYCOMBE BUCKS HP14 3AZ…
Witness occupation:		ARCHITECT

Executed as a Deed by the Company acting by	)	/s/ Robert Beeston
	)	Director
)
	)	/s/ Richard Malthouse
	)	Secretary

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